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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002236

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~039807-11~~ 48866

RECEIVED FEB 23 2004 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
White Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6011 Durand Avenue, Suite 100
(No. and Street)

Racine, Wisconsin 53406
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Haubrich (262) 554-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name — *if individual, state last, first, middle name)*

1800 East Main Street, Suite 100, Waukesha, Wisconsin 53186-3902
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Haubrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Oak Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

My commission expires 3/5/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Oak Securities, Inc.

Financial Statements and Independent Auditor's Report

Pursuant to Rule 17a-5

December 31, 2003

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A., C.M.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

January 30, 2004

Board of Directors
White Oak Securities, Inc.
6011 Durand Avenue, Suite 100
Racine, Wisconsin 53406

Board of Directors:

Independent Auditor's Report

We have audited the accompanying balance sheets of White Oak Securities, Inc. as of December 31, 2003 and December 31, 2002, and the related statements of operations, retained earnings, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Oak Securities, Inc. as of December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co. S.C.

Walkowicz, Boczkiewicz & Co., S.C.

White Oak Securities, Inc.
Balance Sheets
December 31, 2003 and December 31, 2002

Assets

	2003	2002
Current assets:		
Cash and cash equivalents	$ 15,224	$ 25,746
Commissions receivable	2,150	2,262
Prepaid expenses	472	307
Total Current Assets	17,846	28,315
Other Assets:		
Organization costs	1,875	1,875
Less: amortization	(1,875)	(1,875)
Total Other Assets	-	-
Total Assets	$ 17,846	$ 28,315

Liabilities and Stockholder's Equity

	2003	2002
Current liabilities:		
Accounts payable	$ 90	$ 340
Accrued commissions payable	1,935	2,036
Total Current Liabilities	2,025	2,376
Stockholder's Equity:		
Common stock	800	800
Additional paid in capital	7,200	7,200
Retained earnings	7,821	17,939
Total Stockholder's Equity	15,821	25,939
Total Liabilities and Stockholder's Equity	$ 17,846	$ 28,315

The accompanying auditor's notes to financial statements
are an integral part of these statements.

White Oak Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Revenues:		
Service fees / commissions	$ 41,434	$ 47,409
Other income	732	1,440
Total Revenue	42,166	48,849
Expenses:		
Accounting	1,500	1,500
Commissions	37,949	43,718
Insurance	369	364
Legal and professional fees	1,425	1,245
Licensing fees	1,075	930
Total Expenses	42,318	47,757
Net income (loss) from operations	(152)	1,092
Other Income:		
Interest and dividend income	34	194
Total Other Income	34	194
Net income (loss) before income tax provision	(118)	1,286
Provision for income taxes	-	255
Net Income (Loss)	$ (118)	$ 1,031

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Retained Earnings
For the Years Ended December 31, 2003 and December 31, 2002

	2003		2002	
Retained Earnings:				
Balance, beginning of year	$	17,939	$	16,908
Add: Net income (loss)		(118)		1,031
Less: Dividend distribution		10,000		-
Balance, end of year	$	7,821	$	17,939

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2002	$ 800	$ 7,200	$ 17,939	$ 25,939
Net (Loss)	-	-	(118)	(118)
Dividend Distribution	-	-	(10,000)	(10,000)
Balance, December 31, 2003	$ 800	$ 7,200	$ 7,821	$ 15,821

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (118)	$ 1,031
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
(Increase) decrease in assets:		
Commissions receivable	112	2
Prepaid expenses	(165)	(5)
Increase (decrease) in liabilities:		
Accounts payable	(250)	(585)
Commissions payable	(101)	(2)
Net Cash Provided (Used) by Operating Activities	(522)	441
Cash Flows from Investing Activities:		
Dividend distribution	(10,000)	-
Net Cash Flows (used) from Investing Activities	(10,000)	-
Cash Flows from Financing Activities		
Net Increase (Decrease) in Cash	(10,522)	441
Cash - Beginning of year	25,746	25,305
Cash - End of year	$ 15,224	$ 25,746
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$255	$845

The accompanying auditor's report and notes to the financial statements are an integral part of these statements.

White Oak Securities, Inc.
Notes to Financial Statements
December 31, 2003 and December 31, 2002

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin. The Company is registered with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

White Oak Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1.

Rule 15c3-1 also limits the withdrawal of equity, either by stock redemption or dividends, and the amount of unsecured loans to shareholders and employees subject to certain minimum net capital requirements and debt-to-equity ratios. At December 31, 2003, the company had net capital of $15,821, which was $10,821 in excess of its required net capital of $5,000. At December 31, 2002, the company had net capital of $25,632, which was $20,632 in excess of its required net capital of $5,000. The company's net capital ratio was 13.2% to 1 at December 31, 2003, and 9.27% to 1 at December 31, 2002.

Note 3 - Capital Stocks

Capital stock consists of 9,000 authorized, 800 issued and outstanding $1 par value common shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2003 and December 31, 2002, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

White Oak Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2003 and December 31, 2002

	2003	2002
Net Capital Computation		
Common stock	$ 800	$ 800
Paid-in capital	7,200	7,200
Retained earnings	7,821	17,939
Total Stockholder's Equity	15,821	25,939
Deductions:		
Nonallowable assets:		
Other current assets	472	307
Total Deductions	472	307
Net Capital	$ 15,349	$ 25,632
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$ 135	$ 158
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total Liabilities	$ 2,025	$ 2,376
Aggregate Indebtedness	$ 2,025	$ 2,376
Percentage of Aggregate Indebtedness to Net Capital	13.2% to 1	9.27% to 1

Net capital at December 31, 2003 and December 31, 2002, as presented here, does not differ materially from that previously reported on the company's Focus Report, Part IIA for the same period.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.
CERTIFIED PUBLIC ACCOUNTANTS
EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A., C.M.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
SHANNON M. ROSZAK, C.P.A.
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902
Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
White Oak Securities, Inc.

In planning and performing our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by White Oak Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of White Oak Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated January 30, 2004. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Williams, Bezyano & Co. S.C.

Waukesha, Wisconsin
January 30, 2004